

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

  Re: American Resources Corporation (f/k/a NGFC Equities, Inc.)
    Preliminary Information Statement on Schedule 14C
    Filed January 11, 2018
    File No. 000-55456

Dear Mr. Jensen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

              Division of Corporation Finance
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